03016240

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAR 3 - 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

PROCESSED
MAR 05 2003
THOMSON
FINANCIAL

Form 8-K for February 27, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-67170
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

71098
Form SE
Saxon 2003-1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 27, 2003.

SAXON ASSET SECURITIES COMPANY

By: ______________________
Name: Ernest G. Bretana
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Mortgage Loan Asset Backed Certificates, Series 2003-1

$700,000,000 (Approximate)

SAXON

SAXON ASSET SECURITIES TRUST 2003-1
MORTGAGE LOAN ASSET BACKED CERTIFICATES, SERIES 2003-1

SAXON ASSET SECURITIES COMPANY
Depositor

SAXON MORTGAGE, INC.
Seller and Master Servicer

SAXON MORTGAGE SERVICES, INC.
Servicer

February 20, 2003

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: February 20, 2003***

$700,000,000 (Approximate)
Saxon Asset Securities Trust 2003-1
Subject to a +/- 10% Variance

Class[1,3,4]	Principal Amount	WAL (Yrs) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Expected Rating (S&P/Moody's)	Assumed Final Distribution Date[7]	Certificate Type
AF-1	$77,500,000	0.90/0.90	1-19/1-19	AAA/Aaa	June 2033	Variable Rate Sequential
AF-2	$28,500,000	2.00/2.00	19-28/19-28	AAA/Aaa	June 2033	Fixed-rate Sequential
AF-3	$34,400,000	3.00/3.00	28-48/28-48	AAA/Aaa	June 2033	Fixed-rate Sequential
AF-4	$20,400,000	5.00/5.00	48-74/48-74	AAA/Aaa	June 2033	Fixed-rate Sequential
AF-5	$26,054,000	7.10/10.35	74-86/74-194	AAA/Aaa	June 2033	Fixed-rate Sequential
AF-6	$16,000,000	6.39/7.06	41-86/41-192	AAA/Aaa	June 2033	Fixed-rate NAS
AF-7	$50,000,000	3.05/3.52	1-86/1-194	AAA/Aaa	June 2033	Fixed-rate Pass-Through
AV-1	$169,323,000	2.38/2.40	1-86/1-110	AAA/Aaa	June 2033	Variable Rate Pass-Through
AV-2	$169,323,000	2.40/2.42	1-86/1-113	AAA/Aaa	June 2033	Variable Rate Pass-Through
AF-IO [5]	Notional	N/A	N/A	AAA/Aaa	March 2005	Fixed-rate IO
AV-IO [5]	Notional	N/A	N/A	AAA/Aaa	March 2005	Fixed-rate IO
M-1	$42,000,000	4.97/5.49	39-86/39-160	AA/Aa2	June 2033	Variable Rate Mezzanine
M-2	$36,750,000	4.94/5.40	38-86/38-145	A/A2	June 2033	Variable Rate Mezzanine
M-3	$10,500,000	4.93/5.30	37-86/37-124	BBB+/Baa1	June 2033	Variable Rate Mezzanine
B	$19,250,000	4.92/5.15	37-86/37-115	BBB/Baa2	June 2033	Variable Rate Subordinate
S [6]	Notional	N/A	N/A	AAA/Aaa	June 2033	Variable Rate Inverse IO
Total:	**$700,000,000**					

(1) The Class AF-1 through Class AF-7 Certificates are backed primarily by the cash flows from a pool of fixed-rate mortgage loans. The Class AV-1 Certificates are backed primarily by a pool of conforming adjustable-rate mortgage loans. The Class AV-2 Certificates are backed primarily by a pool of conforming and non-conforming adjustable-rate mortgage loans. The Class M-1, Class M-2, Class M-3 and Class B Certificates are backed primarily by all three pools of mortgage loans. The principal balance of each Class of Offered Certificates is subject to a +/- 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Certificates are subject to a 10% Clean-up Call (as described herein). After the first distribution date on which the Clean-up Call is exercisable, the coupon on the Class AF-5, Class AF-6 and Class AF-7 Certificates will increase by 0.50%, the margin on the Class AF-1, Class AV-1 and Class AV-2 Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3 and Class B Certificates will increase by 1.5 times.

(4) All Certificates, other than the Class AF-IO, Class AV-IO and Class S Certificates and the classes of Certificates not offered, are subject to the Net WAC Cap Rate (as described herein).

*(5) The Class AF-IO and Class AV-IO Certificates will not receive any principal payments, but will accrue interest on their related notional balance (each a "**Notional Amount**"), pursuant to the Class AF-IO Notional Balance Schedule (as defined herein) and Class AV-IO Notional Balance Schedule (as defined herein, respectively.*

(6) The Class S Certificates will not receive any principal payments, but will accrue interest on the lesser of a scheduled notional principal balance and the aggregate principal balance of the sum of (i) Group II Mortgage Loans (as defined herein) and (ii) Group III Mortgage Loans (as defined herein).

(7) Estimated assumed final payment dates, subject to final collateral.

Seller and Master Servicer:	Saxon Mortgage, Inc.
Depositor:	Saxon Asset Securities Company
Trustee:	Deutsche Bank Trust Company Americas
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co–Underwriters:	Credit Suisse First Boston JP Morgan Merrill Lynch
Certificates:	The Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates are collectively referred to herein as the "***Group IA Certificates***." The Class AF-7 Certificates are collectively referred to herein as the "***Group IB Certificates***," together with the Group IA Certificates, the "***Group I Certificates***." The Class AV-1 Certificates are referred to herein as "***Group II Certificates***." The Class AV-2 Certificates are referred to herein as "***Group III Certificates***." The Group I Certificates, Group II Certificates and the Group III Certificates are collectively referred to herein as the "***Class A Certificates***." The Class A Certificates, the Class AF-IO and Class AV-IO Certificates (together the "***Class A-IO Certificates***") and Class S Certificates are collectively referred to herein as the "***Senior Certificates***." The Senior Certificates and the Class M-1, Class M-2, Class M-3 and Class B Certificates (together the "***Subordinate Certificates***") are the subject of this Preliminary Term Sheet and are collectively referred to herein as the "***Offered Certificates***." The Trust will also issue Class C, Class P and Class R Certificates, which are not offered.
Rating Agencies:	Moody's Investor Services, Inc. ("***Moody's***") and Standard and Poor's Rating Services, Inc. ("***S&P***").
Registration:	The Offered Certificates will be available in book–entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The statistic information relating to the mortgage loan pool herein is provided as of February 10, 2003, but reflects anticipated balances and terms as of March 1, 2003, unless otherwise indicated.
Cut–off Date:	The close of business on March 1, 2003 for the loans to be sold to the trust on the Closing Date.
Expected Pricing Date:	Week of February [18], 2003.
Expected Settlement Date:	March [6], 2003

Class AF–IO Notional Balance Schedule:

Distribution Date	Total Notional Amount	Distribution Date	Total Notional Amount
1	$93,117,000	14	$72,020,000
2	$92,947,000	15	$70,013,000
3	$92,673,000	16	$67,660,000
4	$92,343,000	17	$65,503,000
5	$91,920,000	18	$63,497,000
6	$91,403,000	19	$61,640,000
7	$90,830,000	20	$59,943,000
8	$90,210,000	21	$58,330,000
9	$89,487,000	22	$56,877,000
10	$88,763,000	23	$54,810,000
11	$87,993,000	24	$50,550,000
12	$87,177,000	25	$0
13	$72,780,000		

Class AV–IO Notional Balance Schedule:

Distribution Date	Total Notional Amount	Distribution Date	Total Notional Amount
1	$124,700,000	14	$97,030,000
2	$124,520,000	15	$94,370,000
3	$124,210,000	16	$91,240,000
4	$123,840,000	17	$88,380,000
5	$123,330,000	18	$85,720,000
6	$122,680,000	19	$83,260,000
7	$121,970,000	20	$80,990,000
8	$121,190,000	21	$78,870,000
9	$120,280,000	22	$76,940,000
10	$119,370,000	23	$74,190,000
11	$118,390,000	24	$68,450,000
12	$117,340,000	25	$0
13	$98,020,000		

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2003.

Accrued Interest: The price to be paid by investors for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2, Class M-3 and Class B Certificates will not include accrued interest (settling flat). The Class AF–2, Class AF–3, Class AF–4, Class AF–5, Class AF–6, Class AF-7, Class A–IO and Class S Certificates will settle with accrued interest from March 1, 2003, up to, but not including, the Settlement Date (5 days).

Interest Accrual Period: The "***Interest Accrual Period***" for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2, Class M-3 and Class B Certificates with respect to any Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The Interest Accrual Period for Class AF–2, Class AF–3, Class AF–4, Class AF–5, Class AF–6, and Class AF-7, Class A–IO and Class S Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360–day year consisting of twelve 30–day months).

Record Date: With respect to the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2, Class M-3 and Class B Certificates, the business day immediately preceding the Distribution Date. With respect to Class AF–2, Class AF–3, Class AF–4, Class AF–5, Class AF–6, Class AF-7, Class A–IO and Class S Certificates, the last business day of the month immediately preceding the Distribution Date (or, in the case of the first Distribution Date, the Closing Date).

Federal Tax Status: The Certificates will be treated as REMIC regular interests for federal income tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: Only the Class AV–1 and Class AV-2 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean–up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean–up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut–off Date and (ii) the amounts on deposit in the Pre–Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

100% PPC for the Fixed-rate Mortgage Loans
(100% PPC is equal to 2.2% CPR to 22% CPR over 10 months)

100% PPC for the Adjustable Rate Mortgage Loans
(100% PPC is equal to 4% CPR to 35% CPR over 22 months)

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $470,985,750, consisting of approximately (i) $201,336,322 of fixed-rate Mortgage Loans (the "***Initial Group I Mortgage Loans***"), (ii) approximately $134,824,714 of adjustable-rate conforming Mortgage Loans (the "***Initial Group II Mortgage Loans***"), and (iii) approximately $134,824,714 of adjustable-rate conforming and non-conforming Mortgage Loans (the "***Initial Group III Mortgage Loans***"). The Initial Group I Mortgage Loans, Initial Group II Mortgage Loans and Initial Group III Mortgage Loans are collectively referred to herein as the "***Initial Mortgage Loans.***" See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans: On the Closing Date, in addition to the Initial Mortgage Loans, approximately $119,014,250 of additional loans will be added to the trust, consisting of approximately (i) $50,876,044.14 of additional fixed-rate Mortgage Loans (the "***Additional Group I Mortgage Loans***"), (ii) approximately $34,069,103 of additional adjustable-rate conforming Mortgage Loans (the "***Additional Group II Mortgage Loans***"), (iii) approximately $34,069,103 of additional adjustable-rate conforming and non-conforming Mortgage Loans (the "***Additional Group III Mortgage Loans***"). The Additional Group I Mortgage Loans, Additional Group II Mortgage Loans and Additional Group III Mortgage Loans are collectively referred to herein as the "***Additional Mortgage Loans.***" On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the "***Closing Date Mortgage Loans.***"

Subsequent Mortgage Loans: After the Closing Date, in addition to the Closing Date Mortgage Loans, approximately $110,000,000 of additional loans will be added to the trust, consisting of approximately (i) $47,022,644 of fixed-rate Mortgage Loans (the "***Subsequent Group I Mortgage Loans***"), (ii) approximately $31,488,678 of adjustable-rate conforming Mortgage Loans (the "***Subsequent Group II Mortgage Loans***"), and (iii) approximately $31,488,678 of adjustable-rate conforming and non-conforming Mortgage Loans (the "***Subsequent Group III Mortgage Loans***"). The Subsequent Group I Mortgage Loans, the Subsequent Group II Mortgage Loans and the Subsequent Group III Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans.***"

Pre-Funding Account: On the Closing Date, a deposit of approximately $110,000,000 (the "***Pre-Funding Amount***") will be made to an account (the "***Pre-Funded Account***"). On or prior to [June 6, 2003] (the "***Pre-Funding Period***"), the Pre-Funded Amount will be used to purchase Subsequent Mortgage Loans having similar characteristics as the Initial Mortgage Loans.

Net Mortgage Rate: The "***Net Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage as of the first day of the month preceding the month in which such Distribution Date occurs minus the Master Servicing Fee Rate and Servicing Fee Rate.

Servicing Fee Rate: The "***Servicing Fee Rate***" applicable to each mortgage loan, and with respect to each Distribution Date, equals the scheduled principal balance of the mortgage loan, on the first day of the due period with respect to such Distribution Date, multiplied by one-twelfth of: (i) approximately 0.30% per annum for such of the first ten Distribution Dates following the Closing Date, (ii) approximately 0.40% per annum for the eleventh through thirtieth Distribution Dates, inclusive, following the Closing Date, (iii) approximately 0.65% per annum for the thirty-first through forty-eighth Distribution Dates, inclusive, following the Closing Date and (iv) approximately 0.80% per annum for the forty-ninth Distribution Date following the Closing Date and each Distribution Date thereafter.

Pass-Through Rate:

The "***Pass-Through Rate***" for any Distribution Date (other than the first Distribution Date) for the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates will be equal to the lesser of (i) the Formula Rate and (ii) the related Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the Formula Rate.

The "***Pass-Through Rate***" for any Distribution Date (other than the first Distribution Date) for the Class AF-2, AF-3, AF-4, AF-5, AF-6 and AF-7 Certificates will be equal to the lesser of (i) the fixed-rate coupon for such Class and (ii) the related Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the related fixed-rate coupon.

The "***Class AF-IO Certificate Pass-Through Rate***" will equal [4.15]% for the first 24 months and [0.00]% thereafter. The "***Class AV-IO Certificate Pass-Through Rate***" will equal [4.15]% for the first 24 months and [0.00]% thereafter. The "***Class S Certificate Pass-Through Rate***" will be equal to the greater of (i) a predetermined fixed rate minus One-Month LIBOR for such Distribution Date and (ii) zero.

Formula Rate:

The "***Formula Rate***" with respect to each of the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates will be equal to the lesser of (i) One-Month LIBOR plus the respective margin for such Class and (ii) the related Maximum Cap Rate.

Group I Net WAC Cap Rate:

As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the weighted average Net Mortgage Rate of the Group I Mortgage Loans less the Class AF-IO Certificate Pass-Through Rate for such Distribution Date, multiplied by a fraction equal to the Notional Balance of the Class AF-IO Certificates prior to such Distribution Date divided by the aggregate principal balance of the Group I Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group I Mortgage Loans.

Group II and III Net WAC Cap Rate:

As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the weighted average Net Mortgage Rate of the Group II and Group III Mortgage Loans less;

(i) The Class AV-IO Certificate Pass-Through Rate for such Distribution Date multiplied by a fraction equal to:

   (a) the Notional Balance of the Class AV-IO Certificates prior to such Distribution Date divided by the aggregate principal balance of the Group II and Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II and Group III Mortgage Loans; and

(ii) The Class S Certificate Pass-Through Rate for such Distribution Date multiplied by a fraction equal to:

   (a) the notional amount of the Class S Certificates prior to such Distribution Date divided by the aggregate principal balance of the Group II and Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II and Group III Mortgage Loans.

Subordinate Net WAC Cap Rate:

As to any Distribution Date (other than the first Distribution Date) the weighted average of the Group I Net WAC Cap Rate and the Group II and III Net WAC Cap Rate, weighted in each case on the basis of the relative Group Subordinate Amounts for Group I and Groups II and III, respectively.

Group Subordinate Amount:

As to any Distribution Date and Group I, the excess, if any, of the aggregate principal balance of the Group I Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group I Mortgage Loans, over the sum of the balances of the Group I Certificates, and as to Groups II and III, the excess, if any, of the aggregate principal balance of the Group II and Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II and Group III Mortgage Loans, over the sum of the balances of the Group II and Group III Certificates.

Net WAC Cap Rate Carryover Amount:

If, on any Distribution Date, the Pass–Through Rate for any Class of Offered Certificates (other than the Class A–IO and Class S Certificates) is limited by the related Net WAC Cap Rate, the "***Net WAC Cap Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate or the related fixed-rate coupon over (b) the amount of interest accrued on such Class based on the related Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Cap Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the Formula Rate or the related fixed-rate coupon. Any Net WAC Cap Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent funds are available.

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Cap Rate Carryover Amounts with respect to the Group II and III Certificates and the Subordinate Certificates as described herein. The notional balance of the Yield Maintenance Agreement will be based upon the aggregate principal balance of the Group II and Group III Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price on the Yield Maintenance Agreement will be equal to [6.50]%, but not greater than [9.00]%. The Yield Maintenance Agreement will terminate after the Distribution Date in March 2005.

Credit Enhancement:

Consists of the following:

Net Monthly Excess Cashflow;

Pledged Prepayment Penalty Cashflow;

Overcollateralization Amount; and

Subordination.

Net Monthly Excess Cashflow:

The "***Net Monthly Excess Cashflow***" for any Distribution Date is equal to the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Offered Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates, Class A–IO and Class S Certificates and (C) the Principal Funds.

Pledged Prepayment Penalty Cashflow:

The interest collections from each loan group will be supplemented by [60]% of the maximum contractual prepayment penalty cashflow owed and not waived by the servicer from the loans in the related group.

Distributions of Pledged Prepayment Penalty Cashflow:

Pledged Prepayment Penalty Cashflow will be distributed as interest on the certificates to the extent that interest payments on the certificates are determined based on the related Net WAC Cap Rate. For any Distribution Date, the amount so distributed will equal the lesser of the total amount of Pledged Prepayment Penalty Cashflow for such date, or the aggregate interest that would have been payable on the certificates at their stated interest rates determined without regard to the relevant caps and the amount payable at the capped rates. Any remaining Prepayment Penalty Cashflow will be distributable in the same manner as Net Monthly Excess Cashflow.

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre–Funding Account on the Closing Date, over the sum of the aggregate principal balance of the Offered Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" will be equal to [2.70]% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of Cut--Off Date and (ii) the amount on deposit in the Pre–Funding Account on the Closing Date. On and after the Stepdown Date, (assuming a Trigger Event is not in effect) the Overcollateralization Target Amount will be equal to the greater of (1) the lesser of (A) [2.70]% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date and (B) [5.40]% of the aggregate current principal balance of the Mortgage Loans as of the last day of the related Due Period and (2) 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Overcollateralization Deficiency Amount:

An "***Overcollateralization Deficiency Amount***" with respect to any Distribution Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralization Release Amount:

The "***Overcollateralization Release Amount***" means, with respect to any Distribution Date, the lesser of (x) the aggregate Principal Funds for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Funds is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in [April 2006] and (b) the first Distribution Date on which the Class A Certificate principal balance (after taking into account distributions of principal on such Distribution Date) is less than or equal to [63.60]% of the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentage: The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the aggregate principal balance of the Subordinate Certificates and the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event: A "***Trigger Event,***" if on any Distribution Date after the Stepdown Date, is in effect for the Offered Certificates if the 60+ day delinquency percentage (including loans in bankruptcy, foreclosure, or REO) is greater than [50%] of the Credit Enhancement Percentage or, if on any Distribution Date, a Trigger Event is in effect for the Offered Certificates if the cumulative losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Dates, is greater than:

Distribution Date	Cum Loss Percent
37 to 48	[4.50]%
49 to 60	[5.75]%
61 and thereafter	[7.00]%

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating	**Percent**	**Rating**	**Percent**
AAA	[15.50]%	AAA	[36.40]%
AA	[9.50]%	AA	[24.40]%
A	[4.25]%	A	[13.90]%
BBB+	[2.75]%	BBB+	[10.90]%
BBB	[0.00]%	BBB	[5.40]%

Allocation of Available Funds:

Distributions to holders of each class of Offered Certificates will be made on each Distribution Date from ***"Available Funds."*** With respect to any Distribution Date, Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the remittance date after deduction of the Master Servicing and ServicingFee for such Distribution Date, any accrued and unpaid Servicing Fees in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, including prepayment penalty charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) on the Distribution Date on which the Trust is to be terminated in accordance with the pooling agreement, that portion of the termination price constituting principal. Holders of the Certificates other than the Class P Certificates will be entitled to distribution from the Pledged Prepayment Penalty Cashflow. The holders of the Class P Certificates will be entitled to the remaining prepayment charges, in excess of the Pledged Prepayment Penalty Cashflow, received on the Mortgage Loans and such amounts will not be available for distribution to the holders of the Offered Certificates.

Interest Distributions:

On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of Available Funds for such Distribution Date consisting of the available interest amount for each related group for such Distribution Date and distribute it in the following order of priority, in each case to the extent of the Interest Remittance Amount remaining for such Distribution Date:

(i) Concurrently, to the holders of the related Class A Certificates, the related class of the Class A–IO Certificates, and the related portion of the Class S Certificates, the related Monthly Interest Distributable Amount for each class for such Distribution Date;

(ii) Concurrently, to the holders of the related Class A Certificates, the related class of the Class A–IO Certificates, and the related portion of the Class S Certificates, any Unpaid Interest Shortfall for each class for such Distribution Date;

(iii) To the holders of the Class M–1 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(iv) To the holders of the Class M–2 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(v) To the holders of the Class M–3 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(vi) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date; and

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will be allocated, first, to the interest distribution amount with respect to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Offered Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. **The Holders of the Offered Certificates will not be entitled to reimbursement for any such interest shortfalls.**

Principal Distributions:

(i) Class A Principal Distribution Amount is distributed as follows:

(A)

(i) Amounts constituting Principal Funds attributable to the Group I Mortgage Loans to be distributed concurrently, pro rata, to clause (a) and clause (b) as follows: (a) first, the Class AF–6 Distribution Amount to the Class AF–6 Certificates, and then sequentially to the Class AF–1, Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates so that no distribution, other than that of the Class AF–6 Certificates, will be made to any class until the certificate principal balance of all the Group IA Certificates with a lower numeral designation shall have been reduced to zero and (b) to the Class AF-7 Certificates, until its certificate principal balance is reduced to zero;

(ii) Amounts constituting Principal Funds attributable to Group II Mortgage Loans to the Class AV-1 Certificates until the certificate principal balance has been reduced to zero; and

(iii) Amounts constituting Principal Funds attributable to Group III Mortgage Loans to the Class AV–2 Certificates until the certificate principal balance has been reduced to zero;

(B) If the certificate principal balance of any of the Group I, Group II, or Group III Certificates is reduced to zero, any remaining amount of principal distributions for such group will be distributed pro rata to the other remaining groups based on their respective certificate principal balances, after taking into account distributions pursuant to clause (A) above, until the certificate principal balance of each group's Class A Certificates has been reduced to zero;

(ii) To the Class M–1 Certificates, the Class M–1 Principal Distribution Amount;

(iii) To the Class M–2 Certificates, the Class M–2 Principal Distribution Amount;

(iv) To the Class M–3 Certificates, the Class M–3 Principal Distribution Amount; and

(v) To the Class B Certificates, the Class B Principal Distribution Amount for that class.

Overcollateralization Provisions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) To distribute the Extra Principal Distribution Amount (as defined herein) on the related certificates;

(ii) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(iii) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-1 Certificates;

(iv) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(v) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-2 Certificates;

(vi) To the holders of the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(vii) To the holders of the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-3 Certificates;

(viii) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(ix) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class B Certificates;

(x) To the Group II and Group III Certificates on a pro rata basis, any Net WAC Cap Rate Carryover Amount, from any amounts received from the Yield Maintenance Agreement;

(xi) To the Class A Certificates on a pro rata basis, any Net WAC Cap Rate Carryover Amount;

(xii) Sequentially, to the Class M-1, Class M-2, Class M-3 and Class B Certificates, any Net WAC Carryover Amount, from any amounts remaining from the Yield Maintenance Agreement;

(xiii) Sequentially, to the Class M-1, Class M-2, Class M-3 and Class B Certificates, any Net WAC Carryover Amount;

(xiv) To the other loan groups, to cover any remaining losses; and

(xv) To the Class C Certificates, the remaining amounts.

Monthly Interest Distributable Amount:

The ***"Monthly Interest Distributable Amount"*** for any Distribution Date and each class of Offered Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass–Through Rate on the Certificate Principal Balance of such class (or the Class AF–IO Notional Balance Amount Schedule in the case of the Class AF–IO Certificates or the Class AV–IO Notional Balance Amount Schedule in the case of the Class AV–IO Certificates or the lesser of the Class S notional amount and the aggregate principal balance of the Group II Mortgage Loans and Group III Mortgage Loans in the case of the Class S Certificates) immediately prior to such Distribution Date reduced by any Prepayment Interest Shortfalls allocated to such class and shortfalls resulting from the application of the Relief Act allocated to such class.

Unpaid Interest Shortfall Amount:

The ***"Unpaid Interest Shortfall Amount"*** means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass–Through Rate for such class for the related Accrual Period.

Principal Funds:

The ***"Principal Funds"*** means with respect any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period, (iv) that portion of the purchase price, representing principal of any repurchased mortgage, deposited to the collection account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during such Prepayment Period and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the pooling agreement, that portion of the termination price constituting principal.

Principal Distribution Amount:

The ***"Principal Distribution Amount"*** means for any Distribution Date the sum of the Basic Principal Distribution Amount and the Extra Principal Distribution Amount.

Basic Principal Distribution Amount:

The ***"Basic Principal Distribution Amount"*** means for any Distribution Date the excess of (i) the Principal Funds for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount:

The ***"Extra Principal Distribution Amount"*** with respect to any Distribution Date is the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Certificate Principal Balance:

The "***Certificate Principal Balance***" of any Certificate immediately prior to any Distribution Date will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of the Subordinate Certificates, any Realized Losses allocated thereto on all prior Distribution Dates.

Class A Principal Allocation Percentage:

The "***Class A Principal Distribution Allocation Percentage***" for any class of Class A Certificates for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the related Principal Funds for such loan group for such Distribution Date, and the denominator of which is (y) the sum of the Principal Funds for all the loan groups for such Distribution Date.

Class A Principal Distribution Amount:

As to any Distribution Date, the Class A Principal Allocation Percentage of the Senior Principal Distribution Amount.

Senior Principal Distribution Amount:

With respect to any Distribut ion Date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of the Class A Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [63.60]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut–Off Date and any amounts remaining on deposit in the Pre–Funding Account on the Closing Date.

Class AF–6 Distribution Amount:

For any Distribution Date, is equal to the product of (i) a fraction, the numerator of which is the Class AF-6 principal balance and the denominator of which is the sum of the aggregate principal balance of Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF–6 Certificates, in each case immediately prior to the Distribution Date and (ii) the Class A Principal Distribution Amount with respect to Group IA Certificates for the Distribution Date and (iii) the applicable percentage for the Distribution Date set forth in the following table:

Distribution Periods	Percentage
1–36	[0]%
37–60	[45]%
61–72	[80]%
73–84	[100]%
85 and after	[300]%

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date) and the Class M-1 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [75.60]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M-1 Certificate principal balance (after giving effect to distributions on that date), and the Class M-2 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [86.10]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M-1 Certificate principal balance (after giving effect to distributions on that date), and the Class M-2 Certificate principal balance (after giving effect to distributions on that date), and the Class M-3 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [89.10]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class B Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M-1 Certificate principal balance (after giving effect to distributions on that date), and the Class M-2 Certificate principal balance (after giving effect to distributions on that date), and the Class M-3 Certificate principal balance (after giving effect to distributions on that date), and the Class B Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [94.60]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Allocated Realized Loss Amount:

An "***Allocated Realized Loss Amount***" with respect to any Class of Subordinate Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Losses:

"Realized Loss" means, with respect to any defaulted Mortgage Loan that is liquidated (other than a non-recoverable mortgage loan), the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan; non-recoverable mortgage loans, the amount by which the unpaid principal balance thereof exceeds the projected net liquidation proceeds thereof (i.e., the amount expected to be recovered in liquidation of such loan, less estimated expenses).

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Net Monthly Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class B Certificates, fourth to the Class M–3 Certificates, fifth to the Class M–2 Certificates and sixth to the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or the Class A–IO Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class A–IO Certificates all interest amounts to which such Certificates are then entitled.

Non-Recoverable Mortgage Loan:

A ***"Non-Recoverable Mortgage Loan"*** is any defaulted mortgage loan as to which the servicer has determined that the expenses associated with the liquidation and disclosure thereof will exceed the proceeds.

Due Period:

A ***"Due Period"*** with respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Prepayment Period:

The ***"Prepayment Period"*** for any Distribution Date is the period beginning on the 18th day of the month (or, if the prior Prepayment Period ended on an earlier day, that earlier day) immediately preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the Determination Date of the month in which such Distribution Date occurs.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables To Call

Class AF-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	14.97	3.66	2.57	2.00	1.65	1.41	1.23
MDUR (yr)	12.48	3.47	2.47	1.94	1.60	1.37	1.21
First Prin Pay	03/25/17	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	03/25/04
Last Prin Pay	05/25/19	07/25/07	03/25/06	07/25/05	02/25/05	10/25/04	07/25/04

Class AF-3 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.80	6.20	4.13	3.00	2.33	1.96	1.69
MDUR (yr)	14.24	5.58	3.83	2.84	2.22	1.88	1.63
First Prin Pay	05/25/19	07/25/07	03/25/06	07/25/05	02/25/05	10/25/04	07/25/04
Last Prin Pay	09/25/24	02/25/12	09/25/08	03/25/07	11/25/05	06/25/05	02/25/05

Class AF-4 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	23.49	11.20	7.18	5.00	3.53	2.56	2.19
MDUR (yr)	14.97	8.85	6.12	4.45	3.23	2.39	2.06
First Prin Pay	09/25/24	02/25/12	09/25/08	03/25/07	11/25/05	06/25/05	02/25/05
Last Prin Pay	05/25/28	10/25/16	09/25/12	05/25/09	11/25/07	12/25/05	07/25/05

Class AF-5 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	27.08	13.64	9.64	7.10	5.56	4.09	2.67
MDUR (yr)	14.61	9.72	7.51	5.87	4.76	3.61	2.45
First Prin Pay	05/25/28	10/25/16	09/25/12	05/25/09	11/25/07	12/25/05	07/25/05
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	01/25/06

Class AF-6 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	11.94	8.01	7.17	6.39	5.51	4.72	2.96
MDUR (yr)	9.01	6.56	6.02	5.47	4.82	4.20	2.73
First Prin Pay	04/25/06	04/25/06	04/25/06	08/25/06	02/25/07	11/25/07	01/25/06
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	03/25/06

Class AF-7 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	14.85	5.63	4.01	3.05	2.43	1.95	1.50
MDUR (yr)	10.80	4.77	3.55	2.78	2.25	1.83	1.43
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	03/25/06

Weighted Average Life Tables To Call

Class AV-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.53	4.28	3.05	2.38	1.90	1.53	1.36
MDUR (yr)	15.35	4.01	2.91	2.29	1.85	1.50	1.33
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	10/25/05

Class AV-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.40	4.30	3.07	2.40	1.92	1.55	1.38
MDUR (yr)	15.24	4.02	2.92	2.31	1.87	1.52	1.35
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	11/25/05

Class AF-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	7.25	1.46	1.10	0.90	0.78	0.70	0.63
MDUR (yr)	6.70	1.43	1.08	0.89	0.77	0.69	0.63
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	03/25/17	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	03/25/04

Class M-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.54	9.17	6.42	4.97	4.36	4.36	3.91
MDUR (yr)	19.49	8.17	5.90	4.65	4.12	4.12	3.72
First Prin Pay	07/25/23	10/25/07	06/25/06	06/25/06	09/25/06	12/25/06	03/25/06
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	02/25/07

Class M-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.54	9.17	6.42	4.94	4.22	3.92	3.89
MDUR (yr)	17.18	7.72	5.66	4.48	3.88	3.63	3.60
First Prin Pay	07/25/23	10/25/07	06/25/06	05/25/06	06/25/06	07/25/06	10/25/06
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	02/25/07

Weighted Average Life Tables To Call

Class M-3 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.54	9.17	6.42	4.93	4.16	3.77	3.63
MDUR (yr)	15.41	7.35	5.45	4.34	3.73	3.42	3.31
First Prin Pay	07/25/23	10/25/07	06/25/06	04/25/06	05/25/06	06/25/06	08/25/06
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	02/25/07

Class B to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.54	9.17	6.42	4.92	4.13	3.71	3.51
MDUR (yr)	14.20	7.07	5.30	4.23	3.64	3.31	3.15
First Prin Pay	07/25/23	10/25/07	06/25/06	04/25/06	04/25/06	05/25/06	05/25/06
Last Prin Pay	08/25/31	10/25/16	10/25/12	05/25/10	11/25/08	11/25/07	02/25/07

Weighted Average Life Tables To Maturity

Class AF-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	14.97	3.66	2.57	2.00	1.65	1.41	1.23
MDUR (yr)	12.48	3.47	2.47	1.94	1.60	1.37	1.21
First Prin Pay	03/25/17	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	03/25/04
Last Prin Pay	05/25/19	07/25/07	03/25/06	07/25/05	02/25/05	10/25/04	07/25/04

Class AF-3 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.80	6.20	4.13	3.00	2.33	1.96	1.69
MDUR (yr)	14.24	5.58	3.83	2.84	2.22	1.88	1.63
First Prin Pay	05/25/19	07/25/07	03/25/06	07/25/05	02/25/05	10/25/04	07/25/04
Last Prin Pay	09/25/24	02/25/12	09/25/08	03/25/07	11/25/05	06/25/05	02/25/05

Class AF-4 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	23.49	11.20	7.18	5.00	3.53	2.56	2.19
MDUR (yr)	14.97	8.85	6.12	4.45	3.23	2.39	2.06
First Prin Pay	09/25/24	02/25/12	09/25/08	03/25/07	11/25/05	06/25/05	02/25/05
Last Prin Pay	05/25/28	11/25/16	09/25/12	05/25/09	11/25/07	12/25/05	07/25/05

Class AF-5 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	27.10	18.82	13.90	10.35	7.80	5.40	2.67
MDUR (yr)	14.61	11.88	9.74	7.82	6.24	4.55	2.45
First Prin Pay	05/25/28	11/25/16	09/25/12	05/25/09	11/25/07	12/25/05	07/25/05
Last Prin Pay	12/25/31	06/25/29	12/25/23	05/25/19	06/25/16	02/25/14	01/25/06

Class AF-6 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	11.94	8.10	7.43	7.06	6.80	6.70	2.96
MDUR (yr)	9.01	6.61	6.18	5.94	5.77	5.70	2.73
First Prin Pay	04/25/06	04/25/06	04/25/06	08/25/06	02/25/07	12/25/07	01/25/06
Last Prin Pay	10/25/31	04/25/29	09/25/23	03/25/19	04/25/16	12/25/13	03/25/06

Class AF-7 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	14.85	6.30	4.57	3.52	2.82	2.28	1.50
MDUR (yr)	10.80	5.15	3.92	3.12	2.55	2.09	1.43
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	12/25/31	06/25/29	12/25/23	05/25/19	06/25/16	02/25/14	03/25/06

Weighted Average Life Tables To Maturity

Class AV-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.63	4.34	3.08	2.40	1.91	1.53	1.36
MDUR (yr)	15.41	4.05	2.93	2.31	1.86	1.50	1.33
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	01/25/33	01/25/21	06/25/15	05/25/12	01/25/10	02/25/08	10/25/05

Class AV-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.49	4.36	3.10	2.42	1.94	1.56	1.38
MDUR (yr)	15.30	4.07	2.95	2.33	1.88	1.52	1.35
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	01/25/33	04/25/21	09/25/15	08/25/12	03/25/10	03/25/08	11/25/05

Class AF-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	7.25	1.46	1.10	0.90	0.78	0.70	0.63
MDUR (yr)	6.70	1.43	1.08	0.89	0.77	0.69	0.63
First Prin Pay	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03
Last Prin Pay	03/25/17	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	03/25/04

Class M-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.68	9.96	7.05	5.49	4.78	4.70	5.75
MDUR (yr)	19.57	8.73	6.39	5.08	4.48	4.42	5.33
First Prin Pay	07/25/23	10/25/07	06/25/06	06/25/06	09/25/06	12/25/06	03/25/06
Last Prin Pay	11/25/32	01/25/26	02/25/20	07/25/16	11/25/13	12/25/11	05/25/12

Class M-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.67	9.86	6.98	5.40	4.58	4.21	4.21
MDUR (yr)	17.24	8.15	6.05	4.82	4.17	3.87	3.88
First Prin Pay	07/25/23	10/25/07	06/25/06	05/25/06	06/25/06	07/25/06	10/25/06
Last Prin Pay	10/25/32	05/25/24	08/25/18	04/25/15	10/25/12	01/25/11	10/25/09

Weighted Average Life Tables To Maturity

Class M-3 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.66	9.73	6.88	5.30	4.46	4.01	3.83
MDUR (yr)	15.45	7.66	5.75	4.60	3.96	3.61	3.47
First Prin Pay	07/25/23	10/25/07	06/25/06	04/25/06	05/25/06	06/25/06	08/25/06
Last Prin Pay	07/25/32	09/25/21	10/25/16	07/25/13	05/25/11	11/25/09	10/25/08

Class B to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.62	9.50	6.70	5.15	4.31	3.85	3.62
MDUR (yr)	14.22	7.24	5.47	4.39	3.77	3.42	3.24
First Prin Pay	07/25/23	10/25/07	06/25/06	04/25/06	04/25/06	05/25/06	05/25/06
Last Prin Pay	06/25/32	06/25/20	10/25/15	10/25/12	10/25/10	05/25/09	05/25/08

Group II and Group III Effective Net WAC Cap Rate Schedule [1,2]

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	N/A	35	9.96527%	69	13.83130%
2	9.12244%	36	11.16821%	70	13.38515%
3	8.91696%	37	10.03297%	71	13.39985%
4	9.13840%	38	10.53729%	72	14.83556%
5	8.93211%	39	10.19924%	73	13.39988%
6	8.93928%	40	10.53945%	74	13.84973%
7	9.16045%	41	10.89062%	75	13.40320%
8	8.95112%	42	11.01155%	76	13.84999%
9	9.17146%	43	11.37882%	77	13.41201%
10	8.95968%	44	11.18064%	78	13.41203%
11	8.86585%	45	11.55524%	79	13.85911%
12	9.30234%	46	11.18269%	80	13.41391%
13	9.07803%	47	11.87066%	81	13.86106%
14	9.29573%	48	13.15302%	82	13.41395%
15	9.09416%	49	11.73515%	83	13.41397%
16	9.33553%	50	12.30076%	84	14.85120%
17	9.14318%	51	11.90556%	85	13.41401%
18	9.48975%	52	12.30257%	86	13.86116%
19	9.73366%	53	12.59354%	87	13.41404%
20	9.50848%	54	12.59572%		
21	9.73687%	55	13.01571%		
22	9.49011%	56	12.73972%		
23	10.07200%	57	13.16516%		
24	10.90800%	58	12.74058%		
25	8.75903%	59	13.04897%		
26	9.22373%	60	13.94896%		
27	8.84120%	61	13.04908%		
28	9.13668%	62	13.55101%		
29	9.31518%	63	13.11414%		
30	9.44004%	64	13.55132%		
31	9.50563%	65	13.33837%		
32	9.32350%	66	13.33840%		
33	9.61772%	67	13.78304%		
34	9.30834%	68	13.38490%		

(1) Effective Net WAC Cap Schedule assumes 6ML and 1-year CMT equal to 20%. Includes the benefit of 60% pledged prepayment penalty cashflow from the Group II and Group III Mortgage Loans.

(2) Includes proceeds from the Yield Maintenance Agreement.

Initial Mortgage Loans

As the Statistical Cut-off Date

NUMBER OF LOANS:	3,024					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	470,985,749					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$156,131.34		$10,000.00		$1,580,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$155,749.26		$9,077.54		$1,579,017.94	
WAVG CURRENT LOAN RATE:	7.899	%	5.000	%	14.625	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.703	%	2.625	%	10.500	%
WAVG MINIMUM LOAN RATE:	7.331	%	3.125	%	13.990	%
WAVG MAXIMUM LOAN RATE:	14.682	%	11.000	%	20.125	%
WAVG INITIAL PERIODIC RATE CAP:	1.525	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.028	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	25	months	1	months	59	months
WAVG ORIGINAL COMBINED LTV:	78.44	%	11.11	%	100.00	%
WAVG CREDIT SCORE:	614		470		814	
WAVG ORIGINAL TERM:	339	months	120	months	360	months
WAVG REMAINING TERM:	337	months	104	months	360	months
WAVG SEASONING:	3	months	0	months	80	months
TOP PROPERTY STATE CONC ($):	26.72 % California, 9.05 % Florida, 6.42 % Texas					
MAXIMUM ZIP CODE CONC ($):	0.49 % 55372					
FIRST PAY DATE:			Aug 01, 1996		Apr 01, 2003	
MATURITY DATE:			Nov 01, 2011		Mar 01, 2033	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
9,077.54 - 50,000.00	154	5,853,654.80	1.24
50,000.01 - 100,000.00	1,010	75,693,341.29	16.07
100,000.01 - 150,000.00	743	92,899,976.71	19.72
150,000.01 - 200,000.00	462	80,105,426.78	17.01
200,000.01 - 250,000.00	256	57,010,183.54	12.10
250,000.01 - 300,000.00	135	37,080,290.39	7.87
300,000.01 - 350,000.00	76	24,536,272.14	5.21
350,000.01 - 400,000.00	59	22,166,618.70	4.71
400,000.01 - 450,000.00	33	13,976,156.33	2.97
450,000.01 - 500,000.00	33	15,686,505.52	3.33
500,000.01 - 550,000.00	12	6,324,776.00	1.34
550,000.01 - 600,000.00	15	8,662,766.96	1.84
600,000.01 - 650,000.00	6	3,827,042.86	0.81
650,000.01 - 700,000.00	5	3,450,810.52	0.73
700,000.01 - 750,000.00	2	1,432,853.08	0.30
750,000.01 - 800,000.00	6	4,728,504.15	1.00
800,000.01 - 850,000.00	6	4,970,773.02	1.06
850,000.01 - 900,000.00	3	2,660,508.18	0.56
950,000.01 - 1,000,000.00	1	977,963.40	0.21
1,050,000.01 - 1,100,000.00	1	1,058,560.60	0.22
1,100,000.01 - 1,150,000.00	1	1,124,925.08	0.24
1,150,000.01 - 1,200,000.00	1	1,198,833.67	0.25
1,200,000.01 - 1,250,000.00	2	2,481,720.05	0.53
1,450,000.01 - 1,500,000.00	1	1,498,267.68	0.32
1,550,000.01 - 1,579,017.94	1	1,579,017.94	0.34
Total	3,024	470,985,749.39	100.00

ORIGINAL COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
11.11 - 15.00	4	160,252.12	0.03
15.01 - 20.00	4	592,196.50	0.13
20.01 - 25.00	2	147,272.82	0.03
25.01 - 30.00	8	825,999.73	0.18
30.01 - 35.00	14	2,870,179.56	0.61
35.01 - 40.00	19	2,754,903.85	0.58
40.01 - 45.00	28	3,396,114.59	0.72
45.01 - 50.00	39	6,486,036.28	1.38
50.01 - 55.00	54	6,672,784.89	1.42
55.01 - 60.00	64	13,838,553.84	2.94
60.01 - 65.00	152	27,347,515.18	5.81
65.01 - 70.00	191	26,940,902.32	5.72
70.01 - 75.00	305	53,822,866.22	11.43
75.01 - 80.00	892	142,972,552.28	30.36
80.01 - 85.00	400	61,433,329.81	13.04
85.01 - 90.00	660	97,642,693.96	20.73
90.01 - 95.00	129	17,365,670.45	3.69
95.01 - 100.00	59	5,715,924.99	1.21
Total	3,024	470,985,749.39	100.00

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
104 - 108	3	96,176.51	0.02
109 - 120	24	1,326,657.38	0.28
133 - 144	8	919,484.80	0.20
169 - 180	398	41,871,291.78	8.89
229 - 240	114	13,125,366.58	2.79
277 - 288	2	40,695.06	0.01
289 - 300	22	2,326,438.22	0.49
349 - 360	2,453	411,279,639.06	87.32
Total	3,024	470,985,749.39	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
5.000 - 5.000	1	247,134.70	0.05
5.001 - 6.000	41	8,316,090.19	1.77
6.001 - 7.000	739	139,299,409.28	29.58
7.001 - 8.000	925	148,800,283.28	31.59
8.001 - 9.000	594	94,709,724.66	20.11
9.001 - 10.000	401	51,677,442.63	10.97
10.001 - 11.000	191	19,057,885.09	4.05
11.001 - 12.000	72	5,928,364.58	1.26
12.001 - 13.000	29	1,598,258.27	0.34
13.001 - 14.000	23	1,000,380.29	0.21
14.001 - 14.625	8	350,776.42	0.07
Total	3,024	470,985,749.39	100.00

GROSS MARGIN (%) (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
2.625 - 3.000	3	460,161.33	0.17
3.001 - 4.000	90	20,365,468.99	7.55
4.001 - 5.000	320	61,534,138.71	22.82
5.001 - 6.000	455	82,124,885.64	30.46
6.001 - 7.000	496	78,055,895.84	28.95
7.001 - 8.000	159	20,177,387.37	7.48
8.001 - 9.000	36	5,034,244.75	1.87
9.001 - 10.000	20	1,776,135.21	0.66
10.001 - 10.500	2	121,109.08	0.04
Total	1,581	269,649,426.92	100.00

MAXIMUM LOAN RATE (%) (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
11.000 - 11.000	1	247,134.70	0.09
11.001 - 12.000	38	7,636,128.60	2.83
12.001 - 13.000	219	46,187,724.94	17.13
13.001 - 14.000	276	53,024,145.01	19.66
14.001 - 15.000	266	55,606,002.01	20.62
15.001 - 16.000	344	52,203,424.01	19.36
16.001 - 17.000	280	37,104,604.43	13.76
17.001 - 18.000	119	13,988,180.09	5.19
18.001 - 19.000	29	2,892,207.75	1.07
19.001 - 20.000	8	707,098.99	0.26
20.001 - 20.125	1	52,776.39	0.02
Total	1,581	269,649,426.92	100.00

MINIMUM LOAN RATE (%) (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
3.125 - 4.000	21	4,558,187.82	1.69
4.001 - 5.000	165	35,367,637.48	13.12
5.001 - 6.000	264	47,469,068.12	17.60
6.001 - 7.000	168	38,808,217.73	14.39
7.001 - 8.000	207	38,359,128.04	14.23
8.001 - 9.000	317	50,458,360.10	18.71
9.001 - 10.000	283	37,135,849.28	13.77
10.001 - 11.000	118	13,933,049.17	5.17
11.001 - 12.000	29	2,800,053.80	1.04
12.001 - 13.000	6	634,312.68	0.24
13.001 - 13.990	3	125,562.70	0.05
Total	1,581	269,649,426.92	100.00

INITIAL PERIODIC RATE CAP (%) (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
1.000	1,035	188,523,817.06	69.91
1.500	76	12,970,415.05	4.81
2.000	10	1,321,681.44	0.49
3.000	460	66,833,513.37	24.79
Total	1,581	269,649,426.92	100.00

PERIODIC RATE CAP (%) (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
1.000	1,482	254,471,771.81	94.37
1.500	99	15,177,655.11	5.63
Total	1,581	269,649,426.92	100.00

NEXT ADJUSTMENT DATE (ARMS Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
April 2003	3	136,517.69	0.05
August 2003	2	203,635.72	0.08
September 2003	2	72,786.31	0.03
May 2004	7	1,281,195.09	0.48
June 2004	33	4,078,905.54	1.51
July 2004	42	6,338,844.75	2.35
August 2004	58	8,542,693.30	3.17
September 2004	75	9,059,070.20	3.36
October 2004	115	15,065,326.82	5.59
November 2004	106	17,149,452.98	6.36
December 2004	114	19,032,928.74	7.06
January 2005	303	60,493,895.23	22.43
February 2005	268	51,138,337.50	18.96
March 2005	3	559,675.00	0.21
June 2005	3	280,095.58	0.10
July 2005	5	811,188.24	0.30
August 2005	7	1,068,882.53	0.40
September 2005	6	679,295.78	0.25
October 2005	25	2,764,374.76	1.03
November 2005	47	7,119,856.35	2.64
December 2005	67	11,248,694.68	4.17
January 2006	109	17,960,991.73	6.66
February 2006	172	31,354,689.50	11.63
March 2006	2	198,000.00	0.07
November 2007	1	76,514.24	0.03
December 2007	1	573,892.46	0.21
January 2008	4	1,110,386.97	0.41
February 2008	1	1,249,299.23	0.46
Total	1,581	269,649,426.92	100.00

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Primary	2,897	457,173,025.29	97.07
Investor	116	12,568,026.07	2.67
Second Home	11	1,244,698.03	0.26
Total	3,024	470,985,749.39	100.00

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Full Documentation	2,377	340,698,523.67	72.34
Stated Documentation	535	103,784,009.77	22.04
Limited Documentation	112	26,503,215.95	5.63
Total	3,024	470,985,749.39	100.00

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Cash Out Refinance	2,194	334,043,727.99	70.92
Purchase	521	84,705,167.19	17.98
Refinance	309	52,236,854.21	11.09
Total	3,024	470,985,749.39	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Single Family Detached	2,477	377,546,690.12	80.16
PUD	216	48,609,458.29	10.32
Condo Low-Rise	132	18,971,222.93	4.03
Two-Four Family	68	12,711,372.41	2.70
Manufactured Housing	58	4,605,900.38	0.98
Single Family Attached	26	3,731,936.09	0.79
Townhouse	24	2,717,913.18	0.58
Condo High-Rise	22	1,889,885.55	0.40
Deminimus PUD	1	201,370.44	0.04
Total	3,024	470,985,749.39	100.00

LOAN TYPES	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
2/28 6 MO LIBOR ARM	1,127	192,903,628.56	40.96
Fixed Rate	853	134,880,939.19	28.64
3/27 6 MO LIBOR ARM	443	73,486,069.15	15.60
Fixed Rate 15 Year	247	23,639,568.32	5.02
Balloon 15/30	163	18,580,102.29	3.94
Fixed Rate 20 Year	113	12,966,966.58	2.75
Fixed Rate 5/25 Int. Only	28	7,100,191.95	1.51
5/25 6 MO LIBOR ARM	7	3,010,092.90	0.64
Fixed Rate 25 Year	15	2,016,214.28	0.43
Fixed Rate 10 Year	15	1,074,455.06	0.23
Fixed Rate 12 Year	8	919,484.80	0.20
6 MO LIBOR ARM 30 Yr	4	249,636.31	0.05
Fixed Rate 5/15 Int. Only	1	158,400.00	0.03
Total	3,024	470,985,749.39	100.00

STATE DISTRIBUTION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Alaska	5	812,942.43	0.17
Arizona	65	8,101,921.48	1.72
Arkansas	35	2,838,461.68	0.60
California	574	125,837,923.96	26.72
Colorado	63	13,643,119.88	2.90
Connecticut	94	19,515,262.77	4.14
Delaware	15	2,518,568.78	0.53
Florida	340	42,621,308.85	9.05
Georgia	36	5,211,953.82	1.11
Hawaii	9	2,105,628.74	0.45
Idaho	15	1,849,021.44	0.39
Illinois	78	12,313,018.81	2.61
Indiana	73	8,943,488.10	1.90
Iowa	8	929,436.73	0.20
Kansas	29	2,537,107.83	0.54
Kentucky	24	3,352,260.58	0.71
Louisiana	34	3,897,431.84	0.83
Maine	13	1,226,318.38	0.26
Maryland	89	16,300,318.98	3.46
Massachusetts	50	10,801,987.38	2.29
Michigan	86	9,122,099.45	1.94
Minnesota	22	5,002,678.69	1.06
Mississippi	40	4,052,316.54	0.86
Missouri	66	7,159,688.90	1.52
Montana	5	411,883.40	0.09
Nebraska	5	441,761.08	0.09
Nevada	25	4,181,245.23	0.89
New Hampshire	13	1,958,778.13	0.42
New Jersey	57	11,216,949.83	2.38
New Mexico	13	1,751,980.48	0.37
New York	93	17,389,859.53	3.69
North Carolina	43	5,057,714.08	1.07
North Dakota	2	211,321.18	0.04
Ohio	117	12,117,297.59	2.57
Oklahoma	33	2,911,655.51	0.62
Oregon	48	6,805,625.78	1.44
Pennsylvania	75	9,715,447.00	2.06
Rhode Island	9	1,609,298.12	0.34
South Carolina	31	4,295,877.24	0.91
South Dakota	5	794,469.79	0.17
Tennessee	72	7,379,343.61	1.57
Texas	251	30,224,068.01	6.42
Utah	14	1,924,960.95	0.41

STATE DISTRIBUTION (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Vermont	1	121,600.00	0.03
Virginia	146	24,973,008.28	5.30
Washington	56	8,434,378.13	1.79
West Virginia	6	551,513.88	0.12
Wisconsin	38	5,604,661.61	1.19
Wyoming	3	206,784.91	0.04
Total	3,024	470,985,749.39	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Not Available	25	2,500,478.45	0.53
451 - 500	18	1,831,587.32	0.39
501 - 550	638	87,770,311.36	18.64
551 - 600	720	109,940,743.46	23.34
601 - 650	862	141,657,222.40	30.08
651 - 700	534	87,867,334.43	18.66
701 - 750	162	26,604,563.62	5.65
751 - 800	63	12,630,199.11	2.68
801 - 814	2	183,309.24	0.04
Total	3,024	470,985,749.39	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
A+	1,134	190,723,343.20	40.49
A	600	100,482,668.82	21.33
A-	786	119,321,412.25	25.33
B	327	40,379,341.00	8.57
C	158	17,991,077.31	3.82
D	19	2,087,906.81	0.44
Total	3,024	470,985,749.39	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
First Lien	2,948	467,700,672.25	99.30
Second Lien	76	3,285,077.14	0.70
Total	3,024	470,985,749.39	100.00

PREPAYMENT TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
12 Months	65	12,401,624.01	2.63
24 Months	795	133,597,929.21	28.37
30 Months	6	1,450,708.60	0.31
36 Months	1,279	193,214,815.55	41.02
42 Months	1	150,889.72	0.03
60 Months	124	15,474,554.61	3.29
Miscellaneous	132	18,551,482.72	3.94
No Prepayment Penalty	622	96,143,744.97	20.41
Total	3,024	470,985,749.39	100.00

INTEREST ONLY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
0	2,995	463,727,157.44	98.46
60	29	7,258,591.95	1.54
Total	3,024	470,985,749.39	100.00

SECTION 32 LOANS	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
No Section 32 Loans	3,024	470,985,749.39	100.00
Total	3,024	470,985,749.39	100.00

Initial Group I Mortgage Loans

As of the Statistical Cut-off Date

		Minimum	Maximum
NUMBER OF LOANS:	1,443		
TOTAL OUTSTANDING PRINCIPAL BALANCE:	201,336,322		
AVG ORIGINAL LOAN AMOUNT:	$139,979.58	$10,000.00	$1,125,000.00
AVG OUTSTANDING PRINCIPAL BALANCE:	$139,526.21	$9,077.54	$1,124,925.08
WAVG CURRENT LOAN RATE:	7.572 %	6.050 %	14.625 %
WAVG ORIGINAL COMBINED LTV:	77.14 %	11.11 %	100.00 %
WAVG ORIGINAL LTV:	76.04 %	3.38 %	100.00 %
WAVG CREDIT SCORE:	637	470	814
WAVG ORIGINAL TERM:	312 months	120 months	360 months
WAVG REMAINING TERM:	309 months	104 months	360 months
WAVG SEASONING:	3 months	0 months	80 months
TOP PROPERTY STATE CONC ($):	24.39 % California, 11.47 % Texas, 8.72 % Florida		
MAXIMUM ZIP CODE CONC ($):	0.59 % 94514		
FIRST PAY DATE:		Aug 01, 1996	Apr 01, 2003
MATURITY DATE:		Nov 01, 2011	Mar 01, 2033

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
9,077.54 - 50,000.00	115	4,168,416.26	2.07
50,000.01 - 100,000.00	546	40,440,190.42	20.09
100,000.01 - 150,000.00	334	41,492,946.10	20.61
150,000.01 - 200,000.00	192	33,540,920.15	16.66
200,000.01 - 250,000.00	100	22,373,657.42	11.11
250,000.01 - 300,000.00	53	14,561,371.12	7.23
300,000.01 - 350,000.00	32	10,306,291.54	5.12
350,000.01 - 400,000.00	24	8,997,340.05	4.47
400,000.01 - 450,000.00	14	5,891,851.86	2.93
450,000.01 - 500,000.00	15	7,195,232.45	3.57
500,000.01 - 550,000.00	6	3,137,324.63	1.56
550,000.01 - 600,000.00	4	2,336,124.38	1.16
600,000.01 - 650,000.00	1	645,183.94	0.32
650,000.01 - 700,000.00	1	676,275.60	0.34
750,000.01 - 800,000.00	1	794,193.92	0.39
800,000.01 - 850,000.00	2	1,617,553.55	0.80
950,000.01 - 1,000,000.00	1	977,963.40	0.49
1,050,000.01 - 1,100,000.00	1	1,058,560.60	0.53
1,100,000.01 - 1,124,925.08	1	1,124,925.08	0.56
TOTAL	1,443	201,336,322.47	100.00

ORIGINAL COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
11.11 - 15.00	3	124,786.24	0.06
15.01 - 20.00	3	542,216.91	0.27
20.01 - 25.00	1	72,364.02	0.04
25.01 - 30.00	6	526,380.39	0.26
30.01 - 35.00	8	1,527,701.91	0.76
35.01 - 40.00	14	1,550,255.76	0.77
40.01 - 45.00	20	1,931,765.41	0.96
45.01 - 50.00	28	4,821,228.85	2.39
50.01 - 55.00	29	3,656,417.57	1.82
55.01 - 60.00	34	3,721,779.74	1.85
60.01 - 65.00	98	15,296,842.21	7.60
65.01 - 70.00	110	13,670,386.63	6.79
70.01 - 75.00	161	23,260,977.52	11.55
75.01 - 80.00	426	60,287,276.56	29.94
80.01 - 85.00	160	23,943,950.95	11.89
85.01 - 90.00	226	33,918,167.35	16.85
90.01 - 95.00	71	8,731,179.64	4.34
95.01 - 100.00	45	3,752,644.81	1.86
TOTAL	1,443	201,336,322.47	100.00

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
104 - 108	3	96,176.51	0.05
109 - 120	24	1,326,657.38	0.66
133 - 144	8	919,484.80	0.46
169 - 180	398	41,871,291.78	20.80
229 - 240	114	13,125,366.58	6.52
277 - 288	1	14,245.38	0.01
289 - 300	17	2,098,310.91	1.04
349 - 360	878	141,884,789.13	70.47
TOTAL	1,443	201,336,322.47	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
6.050 - 7.000	467	82,038,620.19	40.75
7.001 - 8.000	534	75,136,565.22	37.32
8.001 - 9.000	193	24,548,477.02	12.19
9.001 - 10.000	92	10,636,183.26	5.28
10.001 - 11.000	67	4,175,444.29	2.07
11.001 - 12.000	39	2,611,492.89	1.30
12.001 - 13.000	23	963,945.59	0.48
13.001 - 14.000	20	874,817.59	0.43
14.001 - 14.625	8	350,776.42	0.17
TOTAL	1,443	201,336,322.47	100.00

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Primary	1,385	195,553,073.36	97.13
Investor	53	5,332,200.16	2.65
Second Home	5	451,048.95	0.22
TOTAL	1,443	201,336,322.47	100.00

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Full Documentation	1,158	155,567,094.93	77.27
Stated Documentation	216	32,692,533.60	16.24
Limited Documentation	69	13,076,693.94	6.49
TOTAL	1,443	201,336,322.47	100.00

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Cash Out Refinance	1,138	154,845,177.86	76.91
Refinance	171	27,684,922.13	13.75
Purchase	134	18,806,222.48	9.34
TOTAL	1,443	201,336,322.47	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Single Family Detached	1,245	171,004,607.62	84.93
PUD	68	15,680,519.26	7.79
Condo Low-Rise	41	4,682,809.87	2.33
Two-Four Family	27	4,437,875.69	2.20
Manufactured Housing	36	2,962,158.60	1.47
Single Family Attached	9	1,235,054.77	0.61
Townhouse	11	967,501.18	0.48
Condo High-Rise	6	365,795.48	0.18
TOTAL	1,443	201,336,322.47	100.00

LOAN TYPES	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Balloon 15/30	163	18,580,102.29	9.23
Fixed Rate	853	134,880,939.19	66.99
Fixed Rate 10 Year	15	1,074,455.06	0.53
Fixed Rate 12 Year	8	919,484.80	0.46
Fixed Rate 15 Year	247	23,639,568.32	11.74
Fixed Rate 20 Year	113	12,966,966.58	6.44
Fixed Rate 25 Year	15	2,016,214.28	1.00
Fixed Rate 5/15 Int. Only	1	158,400.00	0.08
Fixed Rate 5/25 Int. Only	28	7,100,191.95	3.53
TOTAL	1,443	201,336,322.47	100.00

STATE DISTRIBUTION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Alaska	1	109,461.68	0.05
Arizona	18	2,201,938.48	1.09
Arkansas	25	1,911,451.78	0.95
California	239	49,100,212.61	24.39
Colorado	17	2,727,286.58	1.35
Connecticut	55	9,426,245.79	4.68
Delaware	8	1,173,357.16	0.58
Florida	156	17,561,636.06	8.72
Georgia	17	1,778,090.31	0.88
Hawaii	7	1,630,812.62	0.81
Idaho	5	736,658.96	0.37
Illinois	28	4,109,922.02	2.04
Indiana	30	2,847,797.24	1.41
Iowa	4	402,549.30	0.20
Kansas	9	765,420.52	0.38
Kentucky	12	1,821,136.59	0.90
Louisiana	20	2,346,782.45	1.17
Maine	9	766,475.81	0.38
Maryland	36	5,153,341.79	2.56
Massachusetts	24	4,841,293.49	2.40
Michigan	17	1,737,847.24	0.86
Minnesota	6	752,559.09	0.37
Mississippi	23	2,421,489.09	1.20
Missouri	25	3,070,155.36	1.52
Montana	3	217,516.27	0.11
Nebraska	3	232,743.43	0.12
Nevada	12	1,685,490.77	0.84
New Hampshire	7	1,113,465.82	0.55
New Jersey	17	2,823,274.46	1.40
New Mexico	5	538,893.34	0.27
New York	65	10,832,920.34	5.38
North Carolina	28	3,413,947.28	1.70
Ohio	47	4,771,265.07	2.37
Oklahoma	17	1,441,484.63	0.72
Oregon	24	3,299,580.91	1.64
Pennsylvania	40	4,747,577.69	2.36
Rhode Island	6	1,153,882.80	0.57
South Carolina	12	1,578,030.44	0.78
South Dakota	5	794,469.79	0.39
Tennessee	54	5,022,017.24	2.49
Texas	199	23,097,029.27	11.47
Utah	6	627,295.63	0.31
Vermont	1	121,600.00	0.06

STATE DISTRIBUTION (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Virginia	61	8,680,622.71	4.31
Washington	26	3,352,272.40	1.67
West Virginia	4	357,626.49	0.18
Wisconsin	8	1,882,568.75	0.94
Wyoming	2	156,824.92	0.08
TOTAL	1,443	201,336,322.47	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Not Available	15	1,471,682.32	0.73
451 - 500	4	130,088.55	0.06
501 - 550	139	15,523,498.85	7.71
551 - 600	273	35,093,692.40	17.43
601 - 650	497	70,890,420.75	35.21
651 - 700	367	55,508,351.43	27.57
701 - 750	99	14,118,731.22	7.01
751 - 800	47	8,416,547.71	4.18
801 - 814	2	183,309.24	0.09
TOTAL	1,443	201,336,322.47	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
A+	767	116,202,685.48	57.72
A	315	42,634,669.41	21.18
A-	213	28,072,461.50	13.94
B	101	10,300,919.67	5.12
C	41	3,643,253.44	1.81
D	6	482,332.97	0.24
TOTAL	1,443	201,336,322.47	100.00

BALLOON FLAG	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Fully Amortizing	1,280	182,756,220.18	90.77
Balloon	163	18,580,102.29	9.23
TOTAL	1,443	201,336,322.47	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
First Lien	1,367	198,051,245.33	98.37
Second Lien	76	3,285,077.14	1.63
TOTAL	1,443	201,336,322.47	100.00

PREPAYMENT TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
12 Months	60	10,449,250.33	5.19
24 Months	26	3,654,899.76	1.82
30 Months	5	1,132,324.81	0.56
36 Months	854	124,300,263.25	61.74
42 Months	1	150,889.72	0.07
60 Months	79	9,402,679.55	4.67
Miscellaneous	33	4,905,890.05	2.44
No Prepayment Penalty	385	47,340,125.00	23.51
TOTAL	1,443	201,336,322.47	100.00

INTEREST ONLY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
0	1,414	194,077,730.52	96.39
60	29	7,258,591.95	3.61
TOTAL	1,443	201,336,322.47	100.00

SECTION 32 LOANS	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
No Section 32 Loans	1,443	201,336,322.47	100.00
TOTAL	1,443	201,336,322.47	100.00

Initial Group II Mortgage Loans

As of the Statistical Cut-off Date

NUMBER OF LOANS:	966					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	134,824,713					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$139,837.21		$31,200.00		$430,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$139,570.10		$30,205.53		$428,711.47	
WAVG CURRENT LOAN RATE:	8.208	%	5.000	%	13.850	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.765	%	2.625	%	10.380	%
WAVG MINIMUM LOAN RATE:	7.437	%	3.125	%	13.850	%
WAVG MAXIMUM LOAN RATE:	14.780	%	11.000	%	20.125	%
WAVG INITIAL PERIODIC RATE CAP:	1.551	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.032	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	24	months	1	months	58	months
WAVG ORIGINAL LTV:	81.28	%	11.45	%	100.00	%
WAVG CREDIT SCORE:	595		471		786	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	357	months	289	months	360	months
WAVG SEASONING:	3	months	0	months	71	months
TOP PROPERTY STATE CONC ($):	25.85 % California, 10.17 % Florida, 5.28 % Virginia					
MAXIMUM ZIP CODE CONC ($):	0.60 % 90715					
FIRST PAY DATE:			May 01, 1997		Apr 01, 2003	
MATURITY DATE:			Apr 01, 2027		Mar 01, 2033	

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
30,205.53 - 50,000.00	28	1,224,561.67	0.91
50,000.01 - 100,000.00	315	23,849,967.85	17.69
100,000.01 - 150,000.00	262	33,064,863.86	24.52
150,000.01 - 200,000.00	171	29,479,941.48	21.87
200,000.01 - 250,000.00	113	25,143,965.99	18.65
250,000.01 - 300,000.00	61	16,782,459.00	12.45
300,000.01 - 350,000.00	13	4,043,069.79	3.00
350,000.01 - 400,000.00	1	394,984.00	0.29
400,000.01 - 428,711.47	2	840,899.48	0.62
TOTAL	966	134,824,713.12	100.00

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
11.45 - 15.00	1	35,465.88	0.03
15.01 - 20.00	1	49,979.59	0.04
25.01 - 30.00	1	49,956.64	0.04
30.01 - 35.00	3	361,093.82	0.27
35.01 - 40.00	4	753,501.83	0.56
40.01 - 45.00	7	669,750.65	0.50
45.01 - 50.00	7	720,623.99	0.53
50.01 - 55.00	19	1,948,557.04	1.45
55.01 - 60.00	15	1,649,326.28	1.22
60.01 - 65.00	27	4,105,641.41	3.05
65.01 - 70.00	47	5,416,046.67	4.02
70.01 - 75.00	82	11,882,312.31	8.81
75.01 - 80.00	287	42,414,217.16	31.46
80.01 - 85.00	148	20,674,569.44	15.33
85.01 - 90.00	265	36,468,005.24	27.05
90.01 - 95.00	41	6,011,793.99	4.46
95.01 - 100.00	11	1,613,871.18	1.20
TOTAL	966	134,824,713.12	100.00

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
289 - 300	3	111,160.53	0.08
349 - 360	963	134,713,552.59	99.92
TOTAL	966	134,824,713.12	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
5.000 - 5.000	1	247,134.70	0.18
5.001 - 6.000	26	4,542,124.36	3.37
6.001 - 7.000	168	29,099,821.52	21.58
7.001 - 8.000	226	33,816,295.55	25.08
8.001 - 9.000	234	31,863,871.32	23.63
9.001 - 10.000	204	23,780,970.22	17.64
10.001 - 11.000	77	8,505,406.66	6.31
11.001 - 12.000	25	2,562,159.61	1.90
12.001 - 13.000	3	307,816.16	0.23
13.001 - 13.850	2	99,113.02	0.07
TOTAL	966	134,824,713.12	100.00

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
2.625 - 3.000	2	294,284.94	0.22
3.001 - 4.000	53	9,536,217.54	7.07
4.001 - 5.000	188	29,495,944.57	21.88
5.001 - 6.000	275	38,800,807.67	28.78
6.001 - 7.000	309	41,511,045.82	30.79
7.001 - 8.000	106	11,756,757.95	8.72
8.001 - 9.000	23	2,684,641.78	1.99
9.001 - 10.000	9	691,173.49	0.51
10.001 - 10.380	1	53,839.36	0.04
TOTAL	966	134,824,713.12	100.00

MAXIMUM LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
11.000 - 11.000	1	247,134.70	0.18
11.001 - 12.000	24	4,249,700.81	3.15
12.001 - 13.000	136	23,205,656.67	17.21
13.001 - 14.000	168	25,615,150.37	19.00
14.001 - 15.000	146	21,470,581.55	15.92
15.001 - 16.000	203	27,265,014.10	20.22
16.001 - 17.000	186	22,134,268.34	16.42
17.001 - 18.000	76	8,092,781.73	6.00
18.001 - 19.000	21	2,137,495.67	1.59
19.001 - 20.000	4	354,152.79	0.26
20.001 - 20.125	1	52,776.39	0.04
TOTAL	966	134,824,713.12	100.00

MINIMUM LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
3.125 - 4.000	13	2,629,495.92	1.95
4.001 - 5.000	97	16,540,166.72	12.27
5.001 - 6.000	173	25,391,793.30	18.83
6.001 - 7.000	97	15,956,135.08	11.83
7.001 - 8.000	111	16,401,865.58	12.17
8.001 - 9.000	189	26,065,440.28	19.33
9.001 - 10.000	187	21,692,692.61	16.09
10.001 - 11.000	73	7,694,852.73	5.71
11.001 - 12.000	21	2,045,341.72	1.52
12.001 - 13.000	3	307,816.16	0.23
13.001 - 13.850	2	99,113.02	0.07
TOTAL	966	134,824,713.12	100.00

INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
1.000	644	92,001,440.66	68.24
1.500	46	7,291,648.23	5.41
2.000	5	401,060.78	0.30
3.000	271	35,130,563.45	26.06
TOTAL	966	134,824,713.12	100.00

PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
1.000	909	126,180,462.40	93.59
1.500	57	8,644,250.72	6.41
TOTAL	966	134,824,713.12	100.00

NEXT ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
April 2003	2	64,823.90	0.05
August 2003	1	158,362.73	0.12
September 2003	1	46,336.63	0.03
May 2004	3	556,747.22	0.41
June 2004	16	1,912,595.45	1.42
July 2004	26	3,730,494.28	2.77
August 2004	41	5,434,912.17	4.03
September 2004	49	5,707,518.09	4.23
October 2004	64	8,003,083.99	5.94
November 2004	61	8,419,660.22	6.24
December 2004	64	9,672,603.44	7.17
January 2005	178	26,469,597.10	19.63
February 2005	169	25,251,676.35	18.73
March 2005	3	559,675.00	0.42
June 2005	2	211,236.47	0.16
July 2005	4	763,165.59	0.57
August 2005	4	637,841.39	0.47
September 2005	3	370,433.46	0.27
October 2005	18	2,148,031.33	1.59
November 2005	24	3,502,688.77	2.60
December 2005	43	5,792,363.52	4.30
January 2006	74	9,841,646.90	7.30
February 2006	113	15,252,460.57	11.31
March 2006	1	148,000.00	0.11
November 2007	1	76,514.24	0.06
January 2008	1	92,244.31	0.07
TOTAL	966	134,824,713.12	100.00

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Primary	919	129,248,640.89	95.86
Investor	42	4,917,149.23	3.65
Second Home	5	658,923.00	0.49
TOTAL	966	134,824,713.12	100.00

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Full Documentation	760	102,797,770.08	76.25
Stated Documentation	184	28,845,319.93	21.39
Limited Documentation	22	3,181,623.11	2.36
TOTAL	966	134,824,713.12	100.00

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Cash Out Refinance	649	88,591,595.74	65.71
Purchase	232	34,096,223.17	25.29
Refinance	85	12,136,894.21	9.00
TOTAL	966	134,824,713.12	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Single Family Detached	761	104,703,777.75	77.66
PUD	81	12,464,585.38	9.25
Condo Low-Rise	54	7,513,575.24	5.57
Two-Four Family	28	5,497,198.01	4.08
Single Family Attached	9	1,365,362.94	1.01
Townhouse	9	1,202,560.78	0.89
Manufactured Housing	13	968,396.93	0.72
Condo High-Rise	10	907,885.65	0.67
Deminimus PUD	1	201,370.44	0.15
TOTAL	966	134,824,713.12	100.00

LOAN TYPES	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
2/28 6 MO LIBOR ARM	675	95,764,899.94	71.03
3/27 6 MO LIBOR ARM	286	38,667,868.00	28.68
6 MO LIBOR ARM 30 Yr	3	223,186.63	0.17
5/25 6 MO LIBOR ARM	2	168,758.55	0.13
TOTAL	966	134,824,713.12	100.00

STATE DISTRIBUTION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Alaska	2	246,111.73	0.18
Arizona	32	4,141,332.52	3.07
Arkansas	5	423,041.34	0.31
California	183	34,858,553.55	25.85
Colorado	29	4,979,778.15	3.69
Connecticut	19	3,066,408.75	2.27
Delaware	4	644,388.72	0.48
Florida	115	13,707,144.62	10.17
Hawaii	2	474,816.12	0.35
Idaho	7	699,104.71	0.52
Illinois	31	4,261,704.38	3.16
Indiana	31	3,349,613.54	2.48
Iowa	4	526,887.43	0.39
Kansas	13	1,032,231.92	0.77
Kentucky	11	1,405,898.80	1.04
Louisiana	9	585,777.82	0.43
Maine	2	212,282.01	0.16
Maryland	30	5,049,761.10	3.75
Massachusetts	14	2,493,882.96	1.85
Michigan	45	4,670,049.80	3.46
Minnesota	11	1,489,647.56	1.10
Mississippi	11	1,105,874.60	0.82
Missouri	34	3,016,623.30	2.24
Montana	2	194,367.13	0.14
Nebraska	1	144,061.27	0.11
Nevada	7	1,148,319.98	0.85
New Hampshire	6	845,312.31	0.63
New Jersey	32	4,943,817.91	3.67
New Mexico	6	882,490.61	0.65
New York	15	2,522,116.65	1.87
North Carolina	11	1,295,142.71	0.96
North Dakota	1	112,563.61	0.08
Ohio	44	4,572,828.69	3.39
Oklahoma	9	928,928.28	0.69
Oregon	15	2,230,999.24	1.65
Pennsylvania	23	2,608,088.84	1.93
Rhode Island	2	370,979.23	0.28
South Carolina	14	1,910,058.06	1.42
Tennessee	8	657,843.34	0.49
Texas	31	3,762,580.50	2.79

STATE DISTRIBUTION (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Utah	7	1,102,224.05	0.82
Virginia	47	7,120,931.46	5.28
Washington	15	2,119,841.87	1.57
West Virginia	2	193,887.39	0.14
Wisconsin	23	2,666,454.57	1.98
Wyoming	1	49,959.99	0.04
TOTAL	966	134,824,713.12	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Not Available	6	516,711.03	0.38
451 - 500	10	1,004,228.79	0.74
501 - 550	290	36,622,980.28	27.16
551 - 600	289	40,197,809.15	29.81
601 - 650	220	32,931,272.38	24.43
651 - 700	107	16,445,997.21	12.20
701 - 750	36	5,980,616.73	4.44
751 - 786	8	1,125,097.55	0.83
TOTAL	966	134,824,713.12	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
A+	232	36,493,690.02	27.07
A	164	24,789,755.32	18.39
A-	343	46,311,757.97	34.35
B	144	17,691,417.74	13.12
C	73	8,320,549.58	6.17
D	10	1,217,542.49	0.90
TOTAL	966	134,824,713.12	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
First Lien	966	134,824,713.12	100.00
TOTAL	966	134,824,713.12	100.00

PREPAYMENT TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
12 Months	1	143,375.97	0.11
24 Months	477	68,866,338.42	51.08
30 Months	1	318,383.79	0.24
36 Months	272	35,761,269.99	26.52
60 Months	25	2,753,557.67	2.04
Miscellaneous	57	7,356,339.10	5.46
No Prepayment Penalty	133	19,625,448.18	14.56
TOTAL	966	134,824,713.12	100.00

SECTION 32 LOANS	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
No Section 32 Loans	966	134,824,713.12	100.00
TOTAL	966	134,824,713.12	100.00

Initial Group III Mortgage Loans

As of the Statistical Cut-off Date

NUMBER OF LOANS:	615		
TOTAL OUTSTANDING PRINCIPAL BALANCE:	134,824,714		
		Minimum	**Maximum**
AVG ORIGINAL LOAN AMOUNT:	$219,622.57	$25,000.00	$1,580,000.00
AVG OUTSTANDING PRINCIPAL BALANCE:	$219,227.18	$24,988.64	$1,579,017.94
WAVG CURRENT LOAN RATE:	8.079 %	5.250 %	13.990 %
ARM CHARACTERISTICS:			
WAVG GROSS MARGIN:	5.641 %	2.875 %	10.500 %
WAVG MINIMUM LOAN RATE:	7.224 %	3.500 %	13.990 %
WAVG MAXIMUM LOAN RATE:	14.583 %	11.250 %	19.990 %
WAVG INITIAL PERIODIC RATE CAP:	1.498 %	1.000 %	3.000 %
WAVG PERIODIC RATE CAP:	1.024 %	1.000 %	1.500 %
WAVG MONTHS TO ROLL:	25 months	1 months	59 months
WAVG ORIGINAL LTV:	77.54 %	25.00 %	100.00 %
WAVG CREDIT SCORE:	598	481	785
WAVG ORIGINAL TERM:	360 months	360 months	360 months
WAVG REMAINING TERM:	357 months	288 months	360 months
WAVG SEASONING:	3 months	0 months	72 months
TOP PROPERTY STATE CONC ($):	31.06 % California, 8.42 % Florida, 6.80 % Virginia		
MAXIMUM ZIP CODE CONC ($):	1.71 % 55372		
FIRST PAY DATE:		Apr 01, 1997	Apr 01, 2003
MATURITY DATE:		Mar 01, 2027	Mar 01, 2033

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
24,988.64 - 50,000.00	11	460,676.87	0.34
50,000.01 - 100,000.00	149	11,403,183.02	8.46
100,000.01 - 150,000.00	147	18,342,166.75	13.60
150,000.01 - 200,000.00	99	17,084,565.15	12.67
200,000.01 - 250,000.00	43	9,492,560.13	7.04
250,000.01 - 300,000.00	21	5,736,460.27	4.25
300,000.01 - 350,000.00	31	10,186,910.81	7.56
350,000.01 - 400,000.00	34	12,774,294.65	9.47
400,000.01 - 450,000.00	17	7,243,404.99	5.37
450,000.01 - 500,000.00	18	8,491,273.07	6.30
500,000.01 - 550,000.00	6	3,187,451.37	2.36
550,000.01 - 600,000.00	11	6,326,642.58	4.69
600,000.01 - 650,000.00	5	3,181,858.92	2.36
650,000.01 - 700,000.00	4	2,774,534.92	2.06
700,000.01 - 750,000.00	2	1,432,853.08	1.06
750,000.01 - 800,000.00	5	3,934,310.23	2.92
800,000.01 - 850,000.00	4	3,353,219.47	2.49
850,000.01 - 900,000.00	3	2,660,508.18	1.97
1,150,000.01 - 1,200,000.00	1	1,198,833.67	0.89
1,200,000.01 - 1,250,000.00	2	2,481,720.05	1.84
1,450,000.01 - 1,500,000.00	1	1,498,267.68	1.11
1,550,000.01 - 1,579,017.94	1	1,579,017.94	1.17
Total	615	134,824,713.80	100.00

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
25.00 - 25.00	1	74,908.80	0.06
25.01 - 30.00	1	249,662.70	0.19
30.01 - 35.00	3	981,383.83	0.73
35.01 - 40.00	1	451,146.26	0.33
40.01 - 45.00	1	794,598.53	0.59
45.01 - 50.00	4	944,183.44	0.70
50.01 - 55.00	6	1,067,810.28	0.79
55.01 - 60.00	15	8,467,447.82	6.28
60.01 - 65.00	27	7,945,031.56	5.89
65.01 - 70.00	34	7,854,469.02	5.83
70.01 - 75.00	62	18,679,576.39	13.85
75.01 - 80.00	179	40,271,058.56	29.87
80.01 - 85.00	92	16,814,809.42	12.47
85.01 - 90.00	169	27,256,521.37	20.22
90.01 - 95.00	17	2,622,696.82	1.95
95.01 - 100.00	3	349,409.00	0.26
Total	615	134,824,713.80	100.00

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
288 - 288	1	26,449.68	0.02
289 - 300	2	116,966.78	0.09
349 - 360	612	134,681,297.34	99.89
Total	615	134,824,713.80	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
5.250 - 6.000	15	3,773,965.83	2.80
6.001 - 7.000	104	28,160,967.57	20.89
7.001 - 8.000	165	39,847,422.51	29.55
8.001 - 9.000	167	38,297,376.32	28.41
9.001 - 10.000	105	17,260,289.15	12.80
10.001 - 11.000	47	6,377,034.14	4.73
11.001 - 12.000	8	754,712.08	0.56
12.001 - 13.000	3	326,496.52	0.24
13.001 - 13.990	1	26,449.68	0.02
Total	615	134,824,713.80	100.00

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
2.875 - 3.000	1	165,876.39	0.12
3.001 - 4.000	37	10,829,251.45	8.03
4.001 - 5.000	132	32,038,194.14	23.76
5.001 - 6.000	180	43,324,077.97	32.13
6.001 - 7.000	187	36,544,850.02	27.11
7.001 - 8.000	53	8,420,629.42	6.25
8.001 - 9.000	13	2,349,602.97	1.74
9.001 - 10.000	11	1,084,961.72	0.80
10.001 - 10.500	1	67,269.72	0.05
Total	615	134,824,713.80	100.00

MAXIMUM LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
11.250 - 12.000	14	3,386,427.79	2.51
12.001 - 13.000	83	22,982,068.27	17.05
13.001 - 14.000	108	27,408,994.64	20.33
14.001 - 15.000	120	34,135,420.46	25.32
15.001 - 16.000	141	24,938,409.91	18.50
16.001 - 17.000	94	14,970,336.09	11.10
17.001 - 18.000	43	5,895,398.36	4.37
18.001 - 19.000	8	754,712.08	0.56
19.001 - 19.990	4	352,946.20	0.26
Total	615	134,824,713.80	100.00

MINIMUM LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
3.500 - 4.000	8	1,928,691.90	1.43
4.001 - 5.000	68	18,827,470.76	13.96
5.001 - 6.000	91	22,077,274.82	16.37
6.001 - 7.000	71	22,852,082.65	16.95
7.001 - 8.000	96	21,957,262.46	16.29
8.001 - 9.000	128	24,392,919.82	18.09
9.001 - 10.000	96	15,443,156.67	11.45
10.001 - 11.000	45	6,238,196.44	4.63
11.001 - 12.000	8	754,712.08	0.56
12.001 - 13.000	3	326,496.52	0.24
13.001 - 13.990	1	26,449.68	0.02
Total	615	134,824,713.80	100.00

INITIAL PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
1.000	391	96,522,376.40	71.59
1.500	30	5,678,766.82	4.21
2.000	5	920,620.66	0.68
3.000	189	31,702,949.92	23.51
Total	615	134,824,713.80	100.00

PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
1.000	573	128,291,309.41	95.15
1.500	42	6,533,404.39	4.85
Total	615	134,824,713.80	100.00

NEXT ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
April 2003	1	71,693.79	0.05
August 2003	1	45,272.99	0.03
September 2003	1	26,449.68	0.02
May 2004	4	724,447.87	0.54
June 2004	17	2,166,310.09	1.61
July 2004	16	2,608,350.47	1.93
August 2004	17	3,107,781.13	2.31
September 2004	26	3,351,552.11	2.49
October 2004	51	7,062,242.83	5.24
November 2004	45	8,729,792.76	6.47
December 2004	50	9,360,325.30	6.94
January 2005	125	34,024,298.13	25.24
February 2005	99	25,886,661.15	19.20
June 2005	1	68,859.11	0.05
July 2005	1	48,022.65	0.04
August 2005	3	431,041.14	0.32
September 2005	3	308,862.32	0.23
October 2005	7	616,343.43	0.46
November 2005	23	3,617,167.58	2.68
December 2005	24	5,456,331.16	4.05
January 2006	35	8,119,344.83	6.02
February 2006	59	16,102,228.93	11.94
March 2006	1	50,000.00	0.04
December 2007	1	573,892.46	0.43
January 2008	3	1,018,142.66	0.76
February 2008	1	1,249,299.23	0.93
Total	615	134,824,713.80	100.00

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Primary	593	132,371,311.04	98.18
Investor	21	2,318,676.68	1.72
Second Home	1	134,726.08	0.10
Total	615	134,824,713.80	100.00

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Full Documentation	459	82,333,658.66	61.07
Stated Documentation	135	42,246,156.24	31.33
Limited Documentation	21	10,244,898.90	7.60
Total	615	134,824,713.80	100.00

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Cash Out Refinance	407	90,606,954.39	67.20
Purchase	155	31,802,721.54	23.59
Refinance	53	12,415,037.87	9.21
Total	615	134,824,713.80	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Single Family Detached	471	101,838,304.75	75.53
PUD	67	20,464,353.65	15.18
Condo Low-Rise	37	6,774,837.82	5.02
Two-Four Family	13	2,776,298.71	2.06
Single Family Attached	8	1,131,518.38	0.84
Manufactured Housing	9	675,344.85	0.50
Condo High-Rise	6	616,204.42	0.46
Townhouse	4	547,851.22	0.41
Total	615	134,824,713.80	100.00

LOAN TYPES	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
2/28 6 MO LIBOR ARM	452	97,138,728.62	72.05
3/27 6 MO LIBOR ARM	157	34,818,201.15	25.82
5/25 6 MO LIBOR ARM	5	2,841,334.35	2.11
6 MO LIBOR ARM 30 Yr	1	26,449.68	0.02
Total	615	134,824,713.80	100.00

STATE DISTRIBUTION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Alaska	2	457,369.02	0.34
Arizona	15	1,758,650.48	1.30
Arkansas	5	503,968.56	0.37
California	152	41,879,157.80	31.06
Colorado	17	5,936,055.15	4.40
Connecticut	20	7,022,608.23	5.21
Delaware	3	700,822.90	0.52
Florida	69	11,352,528.17	8.42
Georgia	19	3,433,863.51	2.55
Idaho	3	413,257.77	0.31
Illinois	19	3,941,392.41	2.92
Indiana	12	2,746,077.32	2.04
Kansas	7	739,455.39	0.55
Kentucky	1	125,225.19	0.09
Louisiana	5	964,871.57	0.72
Maine	2	247,560.56	0.18
Maryland	23	6,097,216.09	4.52
Massachusetts	12	3,466,810.93	2.57
Michigan	24	2,714,202.41	2.01
Minnesota	5	2,760,472.04	2.05
Mississippi	6	524,952.85	0.39
Missouri	7	1,072,910.24	0.80
Nebraska	1	64,956.38	0.05
Nevada	6	1,347,434.48	1.00
New Jersey	8	3,449,857.46	2.56
New Mexico	2	330,596.53	0.25
New York	13	4,034,822.54	2.99
North Carolina	4	348,624.09	0.26
North Dakota	1	98,757.57	0.07
Ohio	26	2,773,203.83	2.06
Oklahoma	7	541,242.60	0.40
Oregon	9	1,275,045.63	0.95
Pennsylvania	12	2,359,780.47	1.75
Rhode Island	1	84,436.09	0.06
South Carolina	5	807,788.74	0.60
Tennessee	10	1,699,483.03	1.26
Texas	21	3,364,458.24	2.50
Utah	1	195,441.27	0.14
Virginia	38	9,171,454.11	6.80
Washington	15	2,962,263.86	2.20
Wisconsin	7	1,055,638.29	0.78
Total	615	134,824,713.80	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
Not Available	4	512,085.10	0.38
451 - 500	4	697,269.98	0.52
501 - 550	209	35,623,832.23	26.42
551 - 600	158	34,649,241.91	25.70
601 - 650	145	37,835,529.27	28.06
651 - 700	60	15,912,985.79	11.80
701 - 750	27	6,505,215.67	4.82
751 - 785	8	3,088,553.85	2.29
Total	615	134,824,713.80	100.00

CREDIT GRADE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
A+	135	38,026,967.70	28.20
A	121	33,058,244.09	24.52
A-	230	44,937,192.78	33.33
B	82	12,387,003.59	9.19
C	44	6,027,274.29	4.47
D	3	388,031.35	0.29
Total	615	134,824,713.80	100.00

LIEN POSITION	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
First Lien	615	134,824,713.80	100.00
Total	615	134,824,713.80	100.00

PREPAYMENT TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
12 Months	4	1,808,997.71	1.34
24 Months	292	61,076,691.03	45.30
36 Months	153	33,153,282.31	24.59
60 Months	20	3,318,317.39	2.46
Miscellaneous	42	6,289,253.57	4.66
No Prepayment Penalty	104	29,178,171.79	21.64
Total	615	134,824,713.80	100.00

SECTION 32 LOANS	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Stat Cut-off Date
No Section 32 Loans	615	134,824,713.80	100.00
Total	615	134,824,713.80	100.00